Exhibit 99.4
Exhibit

This presentation has been prepared by Rio Tinto plc and Rio Tinto Limited (“Rio Tinto”) and comprises the slides for a presentation concerning Rio Tinto. By reviewing/attending this presentation you agree to be bound by the following conditions.
Forward Looking Statements
· This presentation includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this presentation, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
· Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this presentation. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
· Nothing in this presentation should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.
· Information about BHP Billiton included in this presentation is based on public information which has not been independently verified. Certain statistical and other information about Rio Tinto included in this presentation is sourced from publicly available third party sources. As such it presents the views of those third parties, but may not necessarily correspond to the views held by Rio Tinto.
Directors’ Responsibility Statement:
· The Directors of Rio Tinto plc and Rio Tinto Limited accept responsibility for the information contained in this presentation, except that the only responsibility accepted in respect of information relating to BHP Billiton, which has been compiled from published sources, is to ensure that such information has been correctly and fairly reproduced and presented. Subject as aforesaid, to the best of the knowledge and belief of the Directors of Rio Tinto plc and Rio Tinto Limited (who have taken all reasonable care to ensure that such is the case), the information contained in this presentation is in accordance with the facts and does not omit anything likely to affect the import of such information.
· Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this presentation with their consent or any person involved in the preparation of this presentation makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this presentation will be achieved.
· Subject to any continuing obligations under applicable law, the Takeover Code, the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange, Rio Tinto expressly disclaims any obligation to disseminate, after the date of this presentation, any updates or revisions to any statements in this presentation to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.
Rio Tinto Pilbara media visit — January 2008

Vivek Tulpule
Rio Tinto Chief Economist
18 January 2008
Rio Tinto Pilbara media visit — January 2008

Four key Chinese development themes
1.Rapid growth
2.Decoupling
3.Commodity intensive growth
4.Increasing domestic resource production costs
· Supporting a case for strong global commodity demand and prices
Rio Tinto Pilbara media visit — January 2008

Theme 1 — Rapid growth
Rio Tinto Pilbara media visit January 2008

Overview of Chinese economy -growth accelerated in 2007...
| | | | y-o-y % changes 2006 2007 Q1 2007Q2 2007Q3
| | | | Real GDP,% 11.1 11.1 11.9 11.5
Industrial Production,% 16.2 17.5 18.3 18.2
Real Fixed Asset Investment,% 15.3 16.1 17.2 16.4
Exports,% 21.0 22.8 21.6 20.2
Imports,% 16.3 17.0 16.1 15.3
Total retail sales,% 13.7 14.9 15.8 16.8
CPI,% 1.5 2.7 3.6 6.1
Source: Global Insight
Rio Tinto Pilbara media visit January 2008

Consensus for 2008 -rapid GDP growth (10.5%) and industrialisation even as external demand slows and the government strives to cool activity
2008 growth — Selected forecasts GDP Ind. Prod. CPI
Goldman Sachs Asia 10.3 14.5 4.5
Oxford Economics 11.4 16.6 3.2
Bank of China (HK) 10.0 17.0 3.8
Econ Intelligence Unit 9.9 15.7 3.8
JP Morgan Chase 10.5 16.5 4.0
Citigroup 11.0 17.5 5.0
Credit Suisse 10.0 16.0 6.5
Deutsche Bank 10.4 16.5 3.5
Global Insight 10.7 15.4 5.2
HSBC Economics 12.0 18.4 3.8
Morgan Stanley Asia 10.0 15.0 4.0
Chinese Academy of Social Science (Dec 07) 11.0 17.7 4.3
Source: Asia pacific Consensus Forecasts, December 10, 2007
Rio Tinto Pilbara media visit — January 2008

Theme 2 — Decoupling
· Rio Tinto estimates Chinese growth is sustainable at around 9% over the longer term.
— Likely to become more focussed on the domestic economy over time
— Cycles in growth can be expected
· In 2008 Chinese GDP estimated to grow at around 10% even if the US were to go into recession.
— Jury still out on whether we will see a US recession ... but
— Modelling conducted for Rio Tinto suggests that Chinese GDP would be reduced by less than 1 percentage point if US external demand were to slip to recessionary levels
— The Chinese government’s fiscal response to any slow down in growth would likely involve more spending on infrastructure
— Shifts in global investment flows in the event of a US recession would likely favour China
Rio Tinto Pilbara media visit — January 2008

Domestic demand remains the main contributor to GDP
Breakdown of Chinese GDP — 2006
China has a diverse export base with about 20 per cent of its exports going to the US
Rio Tinto Pilbara media visit January 2008

Escalating Foreign Exchange Reserves provide a buffer against external shocks
Rio Tinto Pilbara media visit January 2008

Direct trade effects from a US slowdown are expected to be small
· 0.3% is small in the context of 10-11% annual growth
· There will be other positive and negative multiplier effects associated with the direct effect
· Overall negative effect expected to be less than 1%
Rio Tinto Pilbara media visit January 2008

Commodity case study: Chinese copper Consumption is expected to be resilient to a US slow down
· The US is no longer such a major player in the market (Brook Hunt 2007 estimates)
— The US now consumes under 12% of the world’s refined copper while ...
— China consumes about 25%
· Chinese copper consumption is predominantly driven by domestic demand and exports are to diverse markets.
Rio Tinto Pilbara media visit January 2008

Chinese copper tube is most exposed to exports but even in that case the domestic market dominates and US influence is relatively small
· Around one-third of exports were to the US, accounting for only about 5% of total Chinese copper tube production in 2007

Copper tube
· Much of the copper tube consumed domestically is used in manufacturing air conditioners
· But the dominant market for Chinese air conditioners remains domestic with only 15% of output sold into the US market

Theme 3 — Commodity intensive growth

Rapid industrialisation and urbanisation have made China the largest consumer of a number of commodities

Chinese construction is driven by ongoing urbanisation and rising urban per capita floor space

Industrial focus of GDP growth has levered up steel consumption ... domestic raw material shortages have levered up iron ore imports
China Steel and Seaborne Iron Ore Consumption

Some key targets for China’s economic and social development - The 11th Five-Year Plan
Indicator Cumulative in five years Growth in Urbanization (%) 4 Forecast Transfer of rural labor (10 000 persons) 4500 Forecast Reducing energy consumption 20 Mandated per unit of GDP (%) Reducing water consumption 30 Mandated per unit of industrial value-added (%) Reducing discharge of major pollutants (%) 10 Mandated
Some regional GDP annual growth targets (2006-2010)
Regions Shanghai Shenzhen Gansu Hebei Tianjin Inner Mongolia GDP Targets 9% 13% 10% 10% 12% 13%
Source: Chinese central government and provincial levels five-year plans for the period 2006 to 2010. Rio Tinto Pilbara media visit — January 2008

Theme 4 — Increasing domestic resource production costs
· supporting growth in imports and strong commodity prices
· Aluminium case study

Chinese currency is likely to strengthen further —increasing key long term commodity prices

Electricity price to Chinese smelters has been increasing reflecting energy constraints

China is now dependent on imported bauxite and alumina

Location of 4th cost quartile smelters

Exports do not appear attractive for marginal Chinese smelters at current LME prices
Source: CNIA, Chinese Custom statistics, Rio Tinto estimates based on CRU data.
Marginal Chinese conversion costs are defined as 90th percentile of China’s conversion cost curve. Conversion costs are based on CRU 2006 estimates adjusted for inflation and exchange rate changes. Alumina costs are based on a Chinese alumina price of 3,800 Rmb/t.

Four key Chinese development themes
1.Rapid growth
2.Decoupling
3.Commodity intensive growth
4.Increasing domestic resource production costs
• Supporting a case for strong global commodity demand and prices

Exploration in Rio Tinto —Finding The Hidden Giants
Pilbara Media Visit
18 January 2008
Eric Finlayson
Head of Exploration

Cautionary statement
This presentation has been prepared by Rio Tinto plc and Rio Tinto Limited (“Rio Tinto”) and comprises the slides for a presentation concerning Rio Tinto. By reviewing/attending this presentation you agree to be bound by the following conditions.
Forward Looking Statements
· This presentation includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this presentation, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
· Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this presentation. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
· Nothing in this presentation should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.
· Information about BHP Billiton included in this presentation is based on public information which has not been independently verified. Certain statistical and other information about Rio Tinto included in this presentation is sourced from publicly available third party sources. As such it presents the views of those third parties, but may not necessarily correspond to the views held by Rio Tinto.
Directors’ Responsibility Statement:
· The Directors of Rio Tinto plc and Rio Tinto Limited accept responsibility for the information contained in this presentation, except that the only responsibility accepted in respect of information relating to BHP Billiton, which has been compiled from published sources, is to ensure that such information has been correctly and fairly reproduced and presented. Subject as aforesaid, to the best of the knowledge and belief of the Directors of Rio Tinto plc and Rio Tinto Limited (who have taken all reasonable care to ensure that such is the case), the information contained in this presentation is in accordance with the facts and does not omit anything likely to affect the import of such information.
· Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this presentation with their consent or any person involved in the preparation of this presentation makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this presentation will be achieved.
· Subject to any continuing obligations under applicable law, the Takeover Code, the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange, Rio Tinto expressly disclaims any obligation to disseminate, after the date of this presentation, any updates or revisions to any statements in this presentation to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.
January 2008 Rio Tinto Media Presentation

An excellent track record of exploration
Rio Tinto discoveries since 1990
Note 1: Discovery is recognised at the point of handover of a deposit from Exploration to a Product Group or business unit evaluation team Source: Rio Tinto
Note 2: Tier 1 and Tier 2 status as determined by Rio Tinto.
January 2008 Rio Tinto Media Presentation

Strong pipeline of greenfield opportunities
Source: Rio Tinto January 2008 Rio Tinto Media Presentation

Outstanding brownfield opportunities
Source: Rio Tinto
January 2008 Rio Tinto Media Presentation

Bauxite — Gove Orbit

Copper — Bingham Canyon Orbit

Iron Ore — The Pilbara
Pilbara tenement position

A superior land holding

An outstanding resource position to match
Iron ore reserves, resources and announced targeted mineralisation Billion tonnes — (100% basis)
Note: Please refer to previously announced ore reserves and mineral resources in the Rio Tinto 2006 Annual report and financial statements. The targeted mineralisation is based on Rio Tinto’s exploration and production experience in the region, including an assessment of tenure areas using surface mapping, drilling results and other information. The potential mineralisation is conceptual in nature — there has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the determination of a mineral resource. On an attributable basis (reserves and resources only): Rio Tinto (Pilbara) 10.5 bt, BHP Billiton (Pilbara) 7.1 bt, Rio Tinto global) 12.2 bt and BHP Billiton (global) 8.6 bt.
* Chart areas of announced targeted mineralisation for Rio Tinto and BHP Billiton represent the top of the announced tonnage range. Rio Tinto information contained in the Rio Tinto 26 November 2007 investor seminar presentation. BHP Billiton information contained in the BHP Billiton 12 December 2007 presentation. BHP Billiton’s announced targeted mineralisation does not include Nimba due to the lack of available information.
January 2008 Rio Tinto Media Presentation

Ongoing exploration success

Iron ore
Pilbara media visit
15 — 18 January 2008

Cautionary statement
This presentation has been prepared by Rio Tinto plc and Rio Tinto Limited (“Rio Tinto”) and comprises the slides for a presentation concerning Rio Tinto. By reviewing/attending this presentation you agree to be bound by the following conditions.
Forward Looking Statements
· This presentation includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this presentation, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
· Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this presentation. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
· Nothing in this presentation should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.
· Information about BHP Billiton included in this presentation is based on public information which has not been independently verified. Certain statistical and other information about Rio Tinto included in this presentation is sourced from publicly available third party sources. As such it presents the views of those third parties, but may not necessarily correspond to the views held by Rio Tinto.
Directors’ Responsibility Statement:
· The Directors of Rio Tinto plc and Rio Tinto Limited accept responsibility for the information contained in this presentation, except that the only responsibility accepted in respect of information relating to BHP Billiton, which has been compiled from published sources, is to ensure that such information has been correctly and fairly reproduced and presented. Subject as aforesaid, to the best of the knowledge and belief of the Directors of Rio Tinto plc and Rio Tinto Limited (who have taken all reasonable care to ensure that such is the case), the information contained in this presentation is in accordance with the facts and does not omit anything likely to affect the import of such information.
· Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this presentation with their consent or any person involved in the preparation of this presentation makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this presentation will be achieved.
· Subject to any continuing obligations under applicable law, the Takeover Code, the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange, Rio Tinto expressly disclaims any obligation to disseminate, after the date of this presentation, any updates or revisions to any statements in this presentation to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.
Rio Tinto Pilbara media visit — January 2008

Tom Albanese
Chief Executive
18 January 2008

Rio Tinto is an exceptional growth business
· Aim to maximise potential of portfolio of world class assets and satisfy global demand through our own options
· Highly capable management team
—Projects delivered on time and on budget
—Saw the China opportunity early
· Sufficient scale to operate cost effectively and develop 21st century technology
— Remote operation and automation of the Pilbara already underway, leaving BHP Billiton behind
· More tonnes, faster, in strong pricing environment
Rio Tinto Pilbara media visit — January 2008

Strong demand arising from economic and demographic development will favour Rio Tinto’s key commodities
Consumption of metals increases in line with increasing income
2007 population distribution Expenditure per capita

The US and Chinese economies are decoupling
· Chinese growth is expected at between 10% and 11% this year[a] mostly driven by investment and domestic consumption
· Rio Tinto estimates that growth is sustainable at around 9% over the longer term, increasingly as a function of domestic demand
· The growth will be resource intensive
— The rapid urbanisation and industrial development underway in China requires increasing utilisation of metals and minerals
· Slower US growth is not expected to have a significant overall effect on Chinese GDP
— Modelling suggests that even if the US were to go into recession Chinese GDP could still grow at around 10%
— The Chinese government’s fiscal response to any slow down in growth would likely involve more spending on infrastructure
a) Asia-Pacific consensus forecasts, 10 December 2007
Rio Tinto Pilbara media visit — January 2008

China’s share of demand for commodities has increased significantly in recent years and is predicted to continue rising China’s share of market demand
Source: CRU quarterly reports, AME monthly outlook reports
Rio Tinto Pilbara media visit — January 2008

Market outlook suggests stronger forward prices for aluminium and iron ore compared to other products Months forward Note: a) Iron ore — average of analyst prices, based on Australian fines FOB benchmark price to Asia b) Aluminium, nickel, oil, copper — Ecowin, LME, NYMEX — based on prices at 9 January 2008
Rio Tinto Pilbara media visit — January 2008

Mining represents close to 10% of the FTSE and is now the 3rd largest sector Mining = £12bn Mining = £173bn FTSE All-Share = £1,209bn FTSE All-Share = £1,835bn Notes: a) Source: FTSE, Bloomberg b) Based on market capitalisation. 2007 FTSE market capitalisation figures adjusted with Bloomberg for December 2007 c) As at 31 December 1997, 31 December 2007 Rio Tinto Pilbara media visit — January 2008

Rio Tinto

Rio Tinto has an outstanding position across aluminium, iron ore and copper

	Current Position		Growth Position	
	Cost Position[a]	Industry Ranking[b]	Projects[a]	Reserves and resources[a,c,d,e]
Iron ore	• Bottom quartile costs	• Number 2 in seaborne iron ore	• Conceptual pathway to over 600mtpa	• 16.6 billion tonnes • Targeted mineralisation[f] adds 28 – 41 billion tonnes
Aluminium	• Bottom of the second quartile costs	• Number 1 in aluminium and bauxite with pathway to number 1 in alumina	• ~6% pa growth in aluminium and more than double alumina production from 2007 to 2015	• 3.3 billion tonnes • Equivalent to ~115 years production at current rate
Copper	• Bottom quartile costs	• Number 5 with strong growth prospects	• Doubling production from to 2007 to ~2015	• Interests in four of the largest undeveloped copper projects in the world

Notes:
a) Source: Rio Tinto 26 November 2007 investor seminar.
b) Based on 2006 attributable production. Source: Seaborne iron ore - Iron ore Outlook July 2007 from AME Mineral Economics. Aluminium - attributable production data from Brook Hunt, adjusted for merger and acquisition activity and calculated on the basis that Rusal includes Sual and Glencore assets; Alcoa includes 60% of AWAC; Alumina includes 40% of AWAC and 2006 data is aggregated for Rio Tinto and Alcan. Copper – attributable production data from Brook Hunt, calculated on the basis that Freeport includes Phelps Dodge and Xstrata includes Falconbridge.
c) Source: Rio Tinto annual report 2006; Rio Tinto Iron ore Pilbara media visit, 15th January, 2008
d) Iron ore on 100% basis, aluminium on an attributable basis.
e) Years of equivalent production calculated as (reserves + resources) / 2007 production.
f) The targeted additional mineralisation is based on Rio Tinto's exploration and production experience in the region, including an assessment of tenure areas using surface mapping, drilling results and other information. The potential mineralisation is conceptual in nature – there has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the determination of a mineral resource.

Rio Tinto Pilbara media visit - January 2008

10

Rio Tinto is ahead of BHP Billiton in these sectors on key strategic metrics

Rio Tinto ahead | BHP Billiton ahead

	Current Position (Rio Tinto v BHPB)		Growth Position (Rio Tinto v BHPB)	
	Cost Position[a]	Industry Ranking[b]	Projects[a,c]	Reserves and Resources[d,e]
Iron ore	Lower position on the cost curve	Higher production volumes	Greater absolute production	Higher reserves and resources
Aluminium	Lower position on the cost curve	Higher production volumes	Higher production growth planned	Higher reserves and resources
Copper	Lower position on the cost curve	Lower production volumes	Higher production growth planned	Lower reserves and resources

Notes:
a) Source: Rio Tinto 26 November 2007 investor seminar.
b) Based on 2006 attributable production. Source: Seaborne iron ore – Iron Ore Outlook July 2007, AME Mineral Economics. Aluminium - attributable production data from Brook Hunt, adjusted for merger and acquisition activity and calculated on the basis that Rusal includes Sual and Glencore assets; Alcoa includes 60% of AWAC; Alumina includes 40% of AWAC and 2006 data is aggregated for Rio Tinto and Alcan. Copper - attributable production data from Brook Hunt, calculated on the basis that Freeport includes Phelps Dodge and Xstrata includes Falconbridge
c) Source: Iron ore – BHP Billiton 12 December 2007 presentation, BHP Billiton annual report 2007, BHP Billiton analyst site visit 28-30 October 2007. Aluminium - Brook Hunt mine production (timing in accordance with BHP Billiton annual report 2007), Alumar 23 March 2007 presentation, Citigroup 10 October 2007, BHP Billiton 'Growth through optionality' 6 June 2007. Copper – Goldman Sachs 7 October 2007, Citigroup 10 October 2007, BHP Billiton 12 December 2007 presentation.
d) Iron ore on 100% and attributable basis, aluminium and copper on attributable basis
e) Source: Rio Tinto annual report 2006; BHP Billiton annual report 2006.

Rio Tinto Pilbara media visit - January 2008 11

Rio Tinto is investing proportionally more to grow its Minerals business than BHP Billiton
Source:Rio Tinto Annual and Interim Reports 2002—2007 and company data. BHP Billiton Annual Reports and Supplementary Information 2002—2007 Notes: a) Revenue and capex for both Rio Tinto and BHP Billiton include equity accounted units and jointly controlled entities b) Both Rio Tinto and BHP Billiton are shown on a June YE c) Growth capital comprises Mineral capex excluding exploration/evaluation expenditure and sustaining capital expenditure. In the case of BHP Billiton, Petroleum is excluded d) Assumes BHP Billiton’s 2002A Minerals capex proportion is the average proportion of Minerals capex / total capex over the years 2003A to 2007A e) Capex and revenue figures are on a cumulative basis from 2002 onwards, where percentages are the sum of mineral growth capex from 2002 / sum of mineral revenue from 2002
Rio Tinto Pilbara media visit — January 2008

Investment to expand capacity in recent years is paying off with 2007 production records Iron ore production – 100% basis (mt) Copper production* (kt) * Represents Rio Tinto production on an attributable basis
Source: Rio Tinto 2006 annual report, Rio Tinto fourth quarter operations review 2007, Rio Tinto 26 November 2007 investor seminar Rio Tinto Pilbara media visit — January 2008

Rio Tinto has an impressive pipeline of value adding projects Iron ore Copper Diamonds Minerals Gold Year represents estimated first production from project. Range of capital expenditure on 100% basis.
Bauxite & alumina Aluminum Energy Nickel Source: Rio Tinto, * Ivanhoe Rio Tinto Pilbara media visit — January 2008

Importantly, Rio Tinto has higher growth prospects in iron ore, aluminium and copper

Rio Tinto
BHP Billiton
Conceptual Projects[f]

Iron ore volume growth to 2015[a,b]

Million tonnes; 100% basis


450
400
350
300
250
200
150
100
50
0
2007
2009
2011
2013
2015
Port Hedland

Aluminium[e] volume growth to 2015[a,c]

Million tonnes; Attributable basis


10
9
8
7
6
5
4
3
2
1
0
2007
2009
2011
2013
2015

Copper volume growth to 2015[a,d]

Million tonnes; Attributable basis


2
1.8
1.6
1.4
1.2
1
0.8
0.6
0.4
0.2
0
2007
2009
2011
2013
2015
Olympic Dam

Notes:

a) Source: Rio Tinto iron ore, alumina, aluminium, copper volumes – Investor seminar, 26 November, 2007
b) Source: BHPB Iron ore volume forecasts – BHPB presentation 12 December 2007, Annual report 2007, BHPB analyst site visit 28 – 30 October 2007
c) Source: BHPB Aluminium volume forecasts – Brook Hunt mine production numbers, timing as per 2007 annual report, Alumar presentation 23 March 2007, Citigroup 10 October 2007; BHPB presentation 6 June 2007
d) Source: BHPB Copper volume forecasts – Goldman Sachs analyst report, 7 October 2007, Citigroup 10 October 2007, BHPB investor seminar, 12 December 2007.
e) Alumina converted to aluminium equivalent production at long term consensus prices; Aluminium and alumina figures include Alcan from 24 October 2007.
f) Conceptual projects may have indicative production and timing provided, but limited to no capital guidance available

Rio Tinto Pilbara media visit - January 2008

15

Mine of the future – a new vision, with a plan to execute · Breakthrough developments using pioneering Technology & Innovation across all Product Groups –Automation –Blockcaving –Advanced recovery · Mine-of-the-future program – By 2010, Rio Tinto will have embedded the major components of an automated mine – rail – port system
– Partnership with Komatsu covering Autonomous Haulage System Pilbara implementation – integration of mining, haulage and system control
– Commissioning highly automated test-bed mine during 2008
· Network of key relationships with world-class R&D institutes that supports Rio Tinto breakthrough work.
Proving the operational template for the new mines-of-the-future Proving the operational template for the new mines-of-the-future
Rio Tinto Pilbara media visit — January 2008

Rio Tinto – delivering value and exceptional growth •Rio Tinto achieved new production records in key commodities in 2007 •China continues to be strong and is becoming increasingly decoupled from the US economy •Forward prices are stronger for iron ore and aluminium than oil and nickel •From 2008 onwards Rio Tinto is poised for exceptional growth as we reap the rewards of investment in exploration, resources, infrastructure, technology and people •Rio Tinto consolidating leadership through mine, rail and port automation •Shareholder value remains our single focus
Rio Tinto Pilbara media visit — January 2008